UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*

                      MICROWAVE TRANSMISSION SYSTEMS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59518R 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

  P. David Spurlin, 541 Sterling Drive, Richardson, Texas 75081 (972) 669-0591
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 30, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  59518R 10 1
-------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

P. David Spurlin
-------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]
                  -------------------------------------------------------------

         (b)      [    ]
                  -------------------------------------------------------------

-------------------------------------------------------------------------------

     3. SEC Use Only

-------------------------------------------------------------------------------

     4. Source of Funds (See Instructions)

OO
-------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

     6. Citizenship of Place of Organization

OO
-------------------------------------------------------------------------------

                           7. Sole Voting Power
                           7,767,932
                           ----------------------------------------------------
Number of                  8. Shared Voting Power
Shares                     0
                           ----------------------------------------------------
Beneficially
Owned by                   9.Sole Dispositive Power
Each Reporting             7,767,932
                           ----------------------------------------------------
With
                           10. Shared Dispositive Power
                           0

     11. Aggregate Amount Beneficially Owned by Each Reporting Person

7,767,932
-------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

65.9
-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions.

IN
-------------------------------------------------------------------------------

CUSIP No. 59518R 10 1
-------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James A. Conant, Jr.
-------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]
                  -------------------------------------------------------------

         (b)      [    ]
                  -------------------------------------------------------------


-------------------------------------------------------------------------------
     3. SEC Use Only


-------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)

OO
-------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------

     6. Citizenship of Place of Organization

United States
-------------------------------------------------------------------------------

                           7. Sole Voting Power
                           904,237
                           ----------------------------------------------------
Number of                  8. Shared Voting Power
Shares                     0
                           ----------------------------------------------------
Beneficially
Owned by                   9.Sole Dispositive Power
Each Reporting             904,237
                           ----------------------------------------------------
With
                           10. Shared Dispositive Power
                           0
                           ----------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

904,237
-------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

7.6%
-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions.

IN
-------------------------------------------------------------------------------

CUSIP No. 59518R 10 1


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donald D. Jones
-------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]
                  -------------------------------------------------------------

         (b)      [    ]
                  -------------------------------------------------------------


-------------------------------------------------------------------------------
     3. SEC Use Only


-------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)

OO
-------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


-------------------------------------------------------------------------------
     6. Citizenship of Place of Organization

United States
-------------------------------------------------------------------------------

                           7. Sole Voting Power
                           904,717
                           ----------------------------------------------------
Number of                  8. Shared Voting Power
Shares                     0
                           ----------------------------------------------------
Beneficially
Owned by                   9.Sole Dispositive Power
Each Reporting             904,717
                           ----------------------------------------------------
                           10. Shared Dispositive Power
                           0
                           ----------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

904,717
-------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

7.6%
-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions.

IN
-------------------------------------------------------------------------------

CUSIP No. 59518R 10 1


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Dwayne Griffin
-------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]
                  -------------------------------------------------------------

         (b)      [    ]
                  -------------------------------------------------------------

-------------------------------------------------------------------------------

     3. SEC Use Only


-------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)

OO
-------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------

     6. Citizenship of Place of Organization

United States
-------------------------------------------------------------------------------

                           7. Sole Voting Power
                           675,000
                           ----------------------------------------------------
Number of                  8. Shared Voting Power
Shares                     0
                           ----------------------------------------------------
Beneficially
Owned by                   9.Sole Dispositive Power
Each Reporting             675,000
With                       ----------------------------------------------------

                           10. Shared Dispositive Power
                           0
                           ----------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

675,000
-------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

5.7%
-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions.

IN
-------------------------------------------------------------------------------

CUSIP No. 59518R 10 1


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gordon Cantwell
-------------------------------------------------------------------------------


     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]
                  -------------------------------------------------------------

         (b)      [    ]
                  -------------------------------------------------------------

-------------------------------------------------------------------------------

     3. SEC Use Only


-------------------------------------------------------------------------------
     4. Source of Funds (See Instructions)

OO
-------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------

     6. Citizenship of Place of Organization

United States
-------------------------------------------------------------------------------

                           7. Sole Voting Power
                           428,055
                           ----------------------------------------------------
Number of                  8. Shared Voting Power
Shares                     0
                           ----------------------------------------------------
Beneficially
Owned by                   9.Sole Dispositive Power
Each Reporting             428,055
                           ----------------------------------------------------
With
                           10. Shared Dispositive Power
                           0
                           ----------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

428,055
-------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

3.6%
-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions.

IN
-------------------------------------------------------------------------------

CUSIP No. 59518R 10 1


     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donald Kelley
-------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]
                  -------------------------------------------------------------

         (b)      [    ]
                  -------------------------------------------------------------

-------------------------------------------------------------------------------

     3. SEC Use Only

-------------------------------------------------------------------------------

     4. Source of Funds (See Instructions)

OO
-------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------


     6. Citizenship of Place of Organization

United States
-------------------------------------------------------------------------------

                           7. Sole Voting Power
                           431,665
                           ----------------------------------------------------
Number of                  8. Shared Voting Power
Shares                     0
                           ----------------------------------------------------
Beneficially
Owned by                   9.Sole Dispositive Power
Each Reporting             431,665
                           ----------------------------------------------------
With
                           10. Shared Dispositive Power
                           0
                           ----------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person

431,665
-------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)

3.6%
-------------------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions.

IN
-------------------------------------------------------------------------------

Item 1. Security and Issuer

         This statement relates to shares of Common Stock, par value $0.001 per share, of Microwave Transmission Systems, Inc., a Texas corporation (the "Issuer"), with principal executive offices at 541 Sterling Drive, Richardson, Texas 75081.

Item 2. Identity and Background

(a)      This statement is filed on behalf of:

     1. P. David Spurlin

     2. James A. Conant, Jr.

     3. Donald D. Jones

     4. Dwayne Griffin

     5. Donald Kelley

     6. Gordon Cantwell

(b)      The business of the above individuals and entity are as follows:


     1. P. David Spurlin.  541 Sterling Drive, Richardson, TX 75081

     2. James A. Conant, Jr..  4949 S.E. 53rd Ave., Ocala, Florida 34480

     3. Donald D. Jones. 4949 S.E. 53rd Ave., Ocala, Florida 34480

     4. Dwayne Griffin.  209 E. Ben White, Suite 209, Austin, Texas 78716

     5. Donald Kelley.  1065 Industrial Drive, Yukon, Oklahoma 78716

     6. Gordon Cantwell.  1065 Industrial Drive, Yukon, Oklahoma 78716

(c) The present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted:


     Mr. Spurlin is the founder of MTSI, Inc. and has served as its Chief Executive Officer, President and director since its inception in 1987.

     Each of the other named individuals is a principal of operating subsidiaries of MTSI, responsible for the day to day operations of those subsidiaries. Each subsidiary was formed after each named individual had been employed in an operational management capacity by MTSI or its affiliates for several years. Messrs Conant and Jones formed Viper Communications Systems, Inc. with Mr. Spurlin in 1997. Mr. Griffin formed Epic Communication, Inc. with Mr. Spurlin in 1999. Messrs. Kelly and Cantwell formed CKS Management with Mr. Spurlin in 1997.

(d) None of the individuals named herein has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors)

(e) None of the individuals named herein has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each is a U.S. citizen.

(f)      Each of the individuals named herein is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The total amount of funds expected to be required by CJGKC Acquisition to pay for MTSI common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $400,000, assuming no outstanding options to acquire MTSI common stock are exercised prior to the merger. MTSI intends to use its available cash balances to fund the exchange of shares for cash and associated fees and expenses. In the event MTSI does not have sufficient available cash, the funding will come from existing lines of credit with a third party financial institution. And such indebtedness will be repaid with earnings generated through operations.

Item 4.  Purpose of Transaction

     P. David Spurlin, James A. Conant, Jr., Donald D. Jones, Dwayne Griffin, Donald Kelley, and Gordon Cantwell (collectively, the "Participants"), have agreed to contribute 11,135,206 shares of the Common Stock of the Issuer held by them to CJGKC Acquisition Corporation ("MTSI Parent"), a Texas corporation formed and controlled by the Participants for the purpose of holding the Participants' current shares of the Issuer and merging with the Issuer. In return for the contribution of their Common Stock to MTSI Parent (which as of June 30, 2004 and pro forma for the contribution of shares of Company Common Stock thereto immediately prior to a contemplated merger of Issuer with and into MTSI Parent collectively represents approximately 94.1% of the Issuer's issued and outstanding shares of Common Stock), the Participants will receive shares of MTSI Parent pursuant to a written agreement executed on June 30, 2004 by and among the Participants, MTSI Parent and D. Susan King (as Escrow Agent only) dated as of June 30, 2004 attached hereto as Exhibit 1, (the "Contribution Agreement"). The contribution of shares will be made in connection with a merger pursuant to which the Issuer will be merged with and into the MTSI Parent, and each share of the Common Stock (other than shares held by each of MTSI Parent, the Issuer, and any public stockholders who have properly perfected their dissenters' statutory appraisal rights under the Texas Business Corporation Act ("TBCA")) will be converted into the right to receive $0.48 in cash (the "Proposed Transaction"). Consummation of the Proposed Transaction will result in the Participants owning all of the outstanding equity interests of the Issuer.

     Upon the contribution of Common Stock to MTSI Parent by the Participants, MTSI Parent will execute and file a Articles of Merger (the "Certificate") with the Secretary of State of Texas pursuant to which the Issuer will be merged with and into MTSI Parent, and each share of the Common Stock (other than shares held by each of Acorn Parent, the Issuer, and any public stockholders who have properly perfected their dissenters' statutory appraisal rights under the DGCL) will be converted into the right to receive $0.48 in cash. Under the TBCA, because MTSI parent will hold over 90% of the Common Stock, MTSI Parent will have the power to execute and file the Certificate and effect the transactions contemplated thereby without a vote of the Issuer's board of directors or its stockholders.

     The Proposed Transaction, if consummated, contemplates that the Issuer will be the surviving corporation and that the Participants will own all of the outstanding equity interests of the Issuer. The Participants intend to cause the Issuer to terminate the registration of the Common Stock under Section 12(g) of the Act. In addition, the Participants anticipates the Common Stock of the Issuer to cease to be listed on the NASDAQ Bulletin Board or Pink, Sheets. Eachof the Participants is a member of MTSI Parent's Board of Directors. Ms. King, Mr. Lassiter and Mr. Sutton, present directors of the Issuer, will not to be directors of MTSI Parent. P. David Spurlin will be a director of MTSI Parent.

     Except as set forth herein, the reporting persons have no other plans or proposals relating to the information required to be disclosed in subparagraphs
(a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

(a) The following table sets forth the aggregate number and percentage of shares of Common Stock of the issuer beneficially owned by each person named in Item 2:

            Name                Number of Shares                  Per cent
P. David Spurlin                7,791,532                           65.9%

James A. Conant, Jr.              904,237                            7.6

Donald D. Jones                   904,717                            7.6

Dwayne Griffin                    675,000                            5.7

Donald Kelley                     431,665                            3.6

Gordon Cantwell                   428,055                            3.6

CJGKC Acquisition Corporation  11,135,206                           94.1

(b) Each of the named individuals posses the sole power to vote or direct the vote or sole power to dispose or to direct the disposition of the shares set forth opposition that individual's name. Upon the transfer of those shares to CJGKC Acquisition Corporation, that entity will possess the sole power to vote or direct the vote or sole power to dispose or to direct the disposition of the shares set forth opposite its name.

(c) None of the individuals made any transactions in the shares of the issuer in the last 60 days. Thirty days after the filing of this Schedule 13D, it is anticipated that each of the named individuals will transfer to CJGKC Acquisition Corporation all of the shares indicated next to that person's name. CJGKC Acquisition Corporation's sole asset at that time will be the shares of the issuer's Common Stock so transferred.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 4, the Participants have agreed to contribute shares of the Common Stock to MTSI Parent in return for an ownership interest in MTSI Parent pursuant to the Contribution Agreement. Further, as described in Item 4, MTSI Parent will execute and file the Certificate pursuant to which MTSI Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Acorn Parent, the Issuer, and any public stockholders who have properly perfected their dissenters' statutory appraisal rights under the TBCA) will be converted into the right to receive $0.48 in cash.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Stock contribution Agreement

Exhibit 2: Form of Articles of Merger

Signature

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 30, 2004                                       /s/ P. David Spurlin
Date                                                P. David Spurlin

June 30, 2004                                       /s/ James A. Conant, Jr.
Date                                                James A. Conant, Jr.

June 30, 2004                                       /s/ Donald D. Jones
Date                                                Donald D. Jones

June 30, 2004                                       /s/ Dwayne Griffin
Date                                                Dwayne Griffin

June 30, 2004                                       /s/ Donald Kelley
Date                                                Donald Kelley

June 30, 2004                                       /s/ Gordon Cantwell
Date                                                Gordon Cantwell

                                                                    EXHIBIT 1

                          STOCK CONTRIBUTION AGREEMENT

This STOCK CONTRIBUTION AGREEMENT (this "Agreement"), is made as of June 30, 2004, by and among the stockholders listed on Exhibit A hereto (the "Contributing Stockholders"), CJGKC Acquisition Corporation, a Texas corporation (the "Company") and D. Susan King (as Escrow Agent).

                                    RECITALS

WHEREAS, the Contributing Stockholders intend to contribute 11,132,706 shares (collectively, the "Contributed Shares") of the outstanding common stock, par value $0.001 per share, of Microwave Transmission Systems, Inc., a Texas corporation ("MTSI"), to the Company pursuant to the provisions set forth herein; and

WHEREAS, upon the giving of Notice and immediately prior to the effectiveness of the Merger, as contemplated in this Agreement, each Contributing Stockholder shall receive the number of shares of the Company's Common Stock, par value $0.001 per share, that is adjacent to the Contributing Stockholder's name under the caption "Company Shares" (each a "Company Share") as set forth in Exhibit A hereto in exchange for each Contributed Share contributed by such Contributing Stockholder; and

WHEREAS, each Contributing Stockholder agrees to contribute and transfer to the Company all of the Contributed Shares held by such Contributing Stockholder pursuant to the terms and provisions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which hereby is acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS
The following terms shall have the respective meanings set forth below (such meanings to be equally applicable to both the singular and plural):

"Agreement" shall have the meaning ascribed thereto in the preamble.

"Certificate" shall mean the Certificate of Incorporation of the Company.

"Company" shall have the meaning ascribed thereto in the preamble.

"Company Share" shall have the meaning ascribed thereto in the Recitals.

"Contract" shall mean any mortgage, indenture, contract, agreement, instrument, understanding or other arrangement.

"Contributed Shares" shall have the meaning ascribed thereto in the Recitals.

"Contributing Stockholders" shall have the meaning ascribed thereto in the preamble.

"Encumbrances" means any security interests, liens, pledges, claims of third parties, charges, escrows, encumbrances, options, rights of first refusal, transfer restrictions, mortgages, hypothecations, indentures, security agreements or other similar agreements or restrictions, whether written or oral.

"Equity Interest" shall mean (i) with respect to a corporation, any and all issued and outstanding capital stock of such Person and warrants, options or other rights to acquire capital stock and (ii) with respect to any Person (other than a corporation), any and all units, interests or other equivalents of, or other ownership interests in, any such Person and warrants, options or other rights to acquire such units or interests.

"Escrow Agent" shall have the meaning ascribed thereto in Section 2.3.

"Governmental Entity" shall mean any federal, state, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental regulatory authority, body or instrumentality, including any waste management regulatory authority.

"Lien" shall mean, with respect to any Property of any Person, any mortgage, lien, pledge, charge, lease, easement, servitude, right of others or security interest or encumbrance of any kind in respect of such Property of such Person.

"Material Adverse Effect" shall mean (a) a material adverse effect upon the business, operations, prospects, properties, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (b) a material adverse effect on the ability of the Company to perform its obligations under this Agreement.

"Merger" shall mean the merger of the MTSI with and into the Company pursuant to the terms set forth on Exhibit B hereto.

"MTSI" shall have the meaning ascribed thereto in the Recitals.

"Notice" shall have the meaning ascribed thereto in Section 2.2.

"Order" means any judgment, decree, order, writ, injunction, stipulation, rule or consent of or by any Governmental Entity.

"Person" shall mean an individual, partnership, corporation, trust, limited liability company, unincorporated organization or other entity or a government or agency or political subdivision thereof.

"Property" shall mean any assets or property of any kind or nature whatsoever, real, personal or mixed (including fixtures), whether tangible or intangible, provided that the term "Property," when used with respect to any Person, shall not include securities issued by such Person.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Spurlin" shall have the meaning ascribed thereto in Section 2.3.

"Subsidiary" of any Person means (a) a corporation in which such Person, a subsidiary of such Person, or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination, has either (i) a majority ownership interest or (ii) the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors of such corporation, or (b) a partnership in which such Person, a subsidiary of such Person, or such Person and one or more subsidiaries of such Person (i) is, at the date of determination, a general partner of such partnership, or (ii) has a majority ownership interest in such partnership or the right to elect, or to direct the election of, a majority of the governing body of such partnership, or
(c) any other Person (other than a corporation or a partnership) in which such Person, a subsidiary of such Person, or such Person and one or more subsidiaries of such Person has either (i) at least a majority ownership interest or (ii) the power to elect, or to direct the election of, a majority of the directors or other governing body of such Person.

                                    ARTICLE 2

             CONTRIBUTION OF MTSI STOCK; DELIVERY OF COMPANY SHARES

2.1 Contribution. Upon delivery by P. David Spurlin ("Spurlin") of the Notice pursuant to Section 2.2 and immediately prior to the effectiveness of the Merger, each of the Contributing Stockholders, in consideration for Company Shares, hereby agrees to contribute, transfer, assign and deliver to the Company, and the Company hereby agrees to accept and assume, all of each right, title and interest in and to the Contributed Shares free and clear of all Liens.

2.2 Notice; Delivery of Company Shares. Spurlin shall deliver to the Company and each other Contributing Stockholder written notice (the "Notice") that he has elected to contribute the Contributed Shares to the Company in exchange for the Company Shares. The Company shall, upon receipt of the Notice, and within ten
(10) business days of receiving all of the Contributed Shares pursuant to
Section 2.3, deliver to each Contributing Stockholder the number of Company Shares to which it is entitled, as set forth on Exhibit A attached hereto. Notwithstanding the foregoing, in no event shall Spurlin deliver the Notice unless it reasonably believes that consummation of the Merger will occur within 90 days of the receipt by the Company of the Contributed Shares pursuant to
Section 2.3 below.

2.3 Delivery of Contributed Shares; Conditions to Delivery. Within two (2) days of receipt of the Notice from Spurlin, each Contributing Stockholder hereby agrees to deliver, or cause to be delivered, to D. Susan King, as escrow agent (the "Escrow Agent") each and every certificate and instrument evidencing one or more shares of the Contributed Shares, duly executed for transfer. Notwithstanding the foregoing, in no event shall any Contributing Stockholder be required to deliver its Contributed Shares to the Escrow Agent unless (i) Spurlin has properly given the Notice pursuant to Section 2.2, (ii) the Merger has been approved by any Governmental Entities from which approval of the Merger is required on substantially the same terms as set forth on Exhibit B hereto.

2.4 Escrow Agent Responsibilities. The Escrow Agent shall hold each of the shares contributed by the Contributing Stockholders, with accompanying stock powers, in escrow until immediately prior to the Merger. In the event that the Merger does not occur within 90 days after the Notice is provided to the Contributing Stockholders the Escrow Agent shall return each parties stock certificates to such Contributing Stockholders.

                                    ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of the Contributing Stockholders as follows:

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Texas. The Company has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as currently conducted. The Company is duly qualified and is authorized to do business and is in corporate and tax good standing as a foreign corporation in all jurisdictions in which the conduct of its business, nature of its activities and ownership or lease of its Properties make such qualifications necessary, except for those jurisdictions in which failure to be so qualified would not have a Material Adverse Effect. The Company has made available to the Contributing Stockholders true, correct and complete copies of the Certificate and Bylaws of the Company, each as currently in effect.

3.2 Authorization; Binding Effect; Valid Issuance of the Company Shares. The Company has all requisite power and authority to (i) enter into this Agreement,
(ii) to issue the Company Shares and (iii) to carry out and perform its obligations under the terms of this Agreement. Upon acceptance of this Agreement by the Company and, assuming the due authorization, execution and delivery of this Agreement by all of the parties hereto, this Agreement will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. When issued in accordance with the terms of this Agreement, the Company Shares will be duly authorized, validly issued, fully paid and nonassessable.

3.3 Capitalization. The authorized capital stock of the Company consists of (a) 200,000 shares of Common Stock. After giving effect to the transactions contemplated by this Agreement, there will be issued and outstanding 200,000 shares of Common Stock. All issued and outstanding shares of Common Stock (a) have been duly authorized and validly issued, (b) are fully paid and nonassessable and (c) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. The Company Shares have been duly and validly reserved for issuance upon contribution by the Contributing Stockholders of the Contributed Shares. There are no outstanding options, warrants, puts, calls, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from the Company of any of its securities or other restrictions on the incidents of ownership or transfer created by the charter documents of the Company or any agreement to which the Company is a party or by which it is bound, other than restrictions on transfer under applicable federal and state securities laws. The Company Shares have been duly authorized and, when issued in compliance with the provisions of this Agreement or the Certificate, as applicable, will be validly issued (including, without limitation, issued in compliance with applicable state and federal securities laws), fully paid and nonassessable. Except for the Stockholders Agreement, there are no preemptive rights, voting agreements or transfer restrictions (except those imposed by applicable federal and state securities laws) affecting the Equity Interests in the Company or any of its Subsidiaries.

3.4 Compliance with Other Instruments; No Violation. The execution, delivery, and performance of and compliance with this Agreement by the Company do not and will not, with or without the passage of time or giving of notice, (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default or event of default under, (c) constitute a change of control or assignment under, (d) result in the creation of any Encumbrance upon any of the Properties or assets of the Company or any of its Subsidiaries or any Common Stock pursuant to, (e) give any third party the right to terminate, modify, accelerate or other change any right or obligation under, (f) require the Company or any of its Subsidiaries to take any action under, (g) require any authorization, consent, approval, exemption or other action by, notice to, or filing with any Governmental Entity or any other Person pursuant to or (h) result in the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization, consent, approval or exemption of the Company or any of its Subsidiaries under (i) the organizational documents of the Company or any of its Subsidiaries, (ii) any applicable statute, law, regulation or rule, (iii) any Order which the Company or any of its Subsidiaries is subject, or (iv) any Contract to which the Company or any of its Subsidiaries or any of their respective Properties or assets are subject.

3.5 Litigation. There is no action, suit, proceeding or investigation pending or currently threatened against the Company or any of its Subsidiaries that challenges the validity of this Agreement or the right of the Company or any of its Subsidiaries to enter into this Agreement, or to consummate the transactions contemplated hereby.

3.6 Registration Rights. The Company has no obligation, and has not granted any rights, to register any of the Company's securities under the Securities Act.

3.7 Consents. The Company has obtained all consents, approvals, Orders, qualifications, licenses, permits or other authorizations, and have made all applicable filings, required by any applicable statute, law, rule or regulation or Governmental Entity in connection with the execution, delivery and performance of this Agreement and the offer, issuance, sale and delivery of the Company Shares and the other transactions to be consummated as contemplated in this Agreement, except such filings as may be required under applicable state and federal securities laws.

                                    ARTICLE 4

               REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTING
                                  STOCKHOLDERS

Each of the Contributing Stockholders hereby individually represents and warrants to the Company and to each other Contributing Stockholder as follows:

4.1 Authorization; Binding Effect. Such Contributing Stockholder has all requisite power and authority to (i) enter into this Agreement, (ii) to transfer the Contributed Shares and (iii) to carry out and perform its obligations under the terms of this Agreement. Upon acceptance of this Agreement by the Contributing Stockholders and, assuming the due authorization, execution and delivery of this Agreement by all of the parties hereto, this Agreement will constitute the valid and binding obligation of such Contributing Stockholder, enforceable against such Contributing Stockholder in accordance with its terms.

4.2 Ownership of Contributed Shares. Such Contributing Stockholder owns the Contributed Shares, as set forth next to such Contributing Stockholder's name on Exhibit A hereto, beneficially and of record, free and clear of all Liens.

4.3 No Conflicts. The execution and delivery of this Agreement by such Contributing Stockholder does not, and the performance by such Contributing Stockholder of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

     (a) conflict with or result in a violation or breach of any term or provision of any law or Order applicable to such Contributing Stockholder or any of its Properties; or

     (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require such Contributing Stockholder to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon such Contributing Stockholder or any of its Properties under, any contract or license to which such Contributing Stockholder is a party or by which any of its Properties is bound.

4.4 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental Entity on the part of such Contributing Stockholder is required in connection with the execution, delivery and performance of this Agreement by such Contributing Stockholder or the consummation of the transactions contemplated hereby by such Contributing Stockholder.

4.5 Legal Proceedings. There are no actions or proceedings pending or, to the knowledge of such Contributing Stockholder, threatened against, relating to or affecting such Contributing Stockholder which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

4.6 Securities Representations. Such Contributing Stockholder hereby acknowledges the following:

     (a) (i) The Company Shares have not been registered under the Securities Act, nor qualified under the securities laws of any other jurisdiction,
     (ii) the Company Shares cannot be resold unless they subsequently are registered under the Securities Act and qualified under applicable state securities laws, unless the Company determines that exemptions from such registration and qualification requirements are available, and (iii) such Contributing Stockholder has no right to require such registration or qualification.;

     (b) The Company Shares to be acquired by the Contributing Stockholders pursuant to this Agreement will be acquired for such Contributing Stockholder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Company Shares will not be disposed of in contravention of the Securities Act or any applicable state securities laws;

     (c) Each Contributing Stockholder is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Each Contributing Stockholder has substantial knowledge and experience in financial and business matters, has specific experience making investment decisions of a similar nature, and is capable, without the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Company Shares and of evaluating the merits and risks of an investment in the Company Shares;

     (d) Each Contributing Stockholder has carefully reviewed and understands the risks of, and other considerations relating to, an investment in the Company Shares;

     (e) Each Contributing Stockholder understands that its investment in the Company Shares is subject to significant economic risk, including the relative illiquidity resulting from the fact that the Company Shares (i) have not been registered under the Securities Act and, therefore, cannot be sold unless they are subsequently registered under the Securities Act or they are sold pursuant to an exemption from such registration, and (ii) are subject to additional restrictions as provided herein. Such Contributing Stockholder is able to bear such economic risk of the investment in the Company Shares for an indefinite period of time;

     (f) Each Contributing Stockholder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Company Shares and has had full access to such other information concerning the Company as it has requested; and

     (g) No Contributing Stockholder has received or is relying upon any written offering literature or prospectus other than this Agreement. Further, no Contributing Stockholder has received or is relying upon any oral representations which are in any manner inconsistent with the written information contained in this Agreement.

                                    ARTICLE 5

                                  MISCELLANEOUS

5.1 Entire Agreement. This Agreement constitutes the sole and entire agreement between the parties hereto with respect to the subject matter of this Agreement.

5.2 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

5.3 Notices. All notices, demands, requests or other communications which may be or are required to be given, served or sent or delivered by a party pursuant to this Agreement must be in writing and shall be validly given or made (a) upon actual receipt when delivered by hand, (b) upon receipt of transmission confirmation when sent by facsimile, (c) three days after mailing if mailed by first-class certified or registered United States mail, postage prepaid and return receipt requested, or (d) one day after sending if sent by overnight courier with postage prepaid, in each case delivered or addressed as set forth on the signature pages hereto or at such other address as any party hereto may from time to time advise the other party pursuant to this Section 5.3. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given pursuant to this Section 5.3 shall be deemed receipt of the notice.

5.4 Successors and Assigns. The terms and provisions of this Agreement are intended for the benefit of each party to this Agreement and their respective successors or permitted assigns. This Agreement shall be binding upon, inures to the benefit of and is enforceable by the parties to this Agreement and their respective successors and permitted assigns.

5.5 No Assignment. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any party to this Agreement.

5.6 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

5.7 Survival of Warranties. The warranties, representations, and covenants of the Company and each Contributing Stockholder contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement.

5.8 Headings. The headings appearing in this Agreement are included solely for convenience of reference and shall not affect the interpretation or construction of any provision of this Agreement.

5.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

5.10 Further Assurances; Cooperation. Each of the parties hereto shall execute and deliver or cause to executed and delivered to the other party all such further certificates, instruments and documents and take such other action as may be reasonably required to effectively carry out fully the intentions of the parties and accomplish the transaction contemplated herein.

5.11 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THE STATE OF TEXAS.

                               [SIGNATURES FOLLOW]

IN WITNESS WHEREOF, each of the parties hereto has approved and executed this Stock Contribution Agreement as of the date first above written.



                                      CJGKC Acquisition Corporation



                                      By: /s/ P. David Spurlin
                                      Name      P. David Spurlin, President

                                      Address for Notices:
                                      CJGKC Acquisition Corporation
                                      541 Sterlin Drive
                                      Richardson, TX 75081
                                      Attention: P. David Spurlin
                                      (972)669-0591

                                   INDIVUDUALS

                                        P. David Spurlin, individually

                                             /s/ P. David Spurlin
                                             P. David Spurlin

                                             Address for Notices:
                                             541 Sterlin Drive
                                             Richardson, TX 75081
                                             (972)669-0591

                                        James A. Conant, Jr., individually

                                             /s/ James A. Conant, Jr.
                                             James A. Conant, Jr.

                                             Address for Notices:
                                             4949 S.E. 53rd Ave.
                                             Ocala, FL 34480
                                             (352) 694-7030

                                        Donald D. Jones, individually

                                             /s/ Donald D. Jones
                                             Donald D. Jones

                                             Address for Notices:
                                             4949 S.E. 53rd Ave.
                                             Ocala, FL 34480
                                             (352) 694-7030

                                        Dwayne Griffin, individually

                                             /s/ Dwayne Griffin
                                             Dwayne Griffin
                                             Address for Notices:
                                             209 E. Ben White
                                             Suite 209
                                             Austin, TX 78716
                                             (512) 858-2200

                                        Donald Kelley, individually

                                             /s/ Donald Kelley
                                             Donald Kelley

                                             Address for Notices:
                                             1065 Industrial Drive
                                             Yukon, OK 73099
                                             (405) 354-1891

                                        Gordon Cantwell, individually

                                             /s/ Gordon Cantwell
                                             Gordon Cantwell

                                             Address for Notices:
                                             1065 Industrial Drive
                                             Yukon, OK 73099
                                             (405) 354-1891

                                  ESCROW AGENT

                                        D. Susan King, individually

                                             /s/ D. Susan King
                                             D. Susan King

                                             Address for Notices:
                                             541 Sterlin Drive
                                             Richardson, TX 75081
                                             (972)669-0591

                                    EXHIBIT A

                         OWNERSHIP OF CONTRIBUTED SHARES

    Contributing Stockholders           Contributed Shares             Per Cent               Company Shares

P. David Spurlin                             7,791,532                   70.0%                       139,944

James A. Conant, Jr.                           904,237                    8.1                         16,245

Donald D. Jones                                904,717                    8.1                         16,253

Dwayne Griffin                                 675,000                    6.1                         12,126

Donald Kelley                                  431,665                    3.6                          7,710

Gordon Cantwell                                428,055                    3.6                          7,690

                                    EXHIBIT B

                               ARTICLES OF MERGER

                                                                   EXHIBIT 2

                                     FORM OF

                               ARTICLES OF MERGER


     Pursuant to the provisions of Article 5.16 of the Texas Business Corporation Act, CJGKC Acquisition Corporation, ("Parent Corporation,") has adopted the following Articles of Merger for the purpose of merging Microwave Transmission Systems, Inc., ("Subsidiary Corporation") into the Parent Corporation.

     1. Both corporations are organized under the laws of the State of Texas.

     2. The number of outstanding shares of each class of the Subsidiary Corporation and the number of such shares of each class owned by the Parent Corporation are as follows:

    Number of           Designation of                    Number of Shares
Shares Outstanding         Class                         Owned by Parent

     11,828,880          Common Stock                        11,135,206

     3. A copy of the merger resolution adopted by the Board of Directors of the Parent Corporation approving the merger of the Subsidiary Corporation into the Parent Corporation is attached to and incorporated by reference into these Articles as Exhibit A. The resolution was approved on _________________[date]

     Dated: _________________[date].

CJGKC Acquisition Corporation

By __________________________
P. David Spurlin, President

                                    EXHIBIT A

                              RESOLUTION OF MERGER


     RESOLVED that Microwave Transmission Systems, Inc., a corporation duly organized and existing under the Texas Business Corporation Act, be merged into this corporation pursuant to Article 5.16 of the Texas Business Corporation Act; and

     RESOLVED FURTHER, that the officers of this corporation are authorized and directed to perform all acts and to execute and file all documents necessary to effectuate the merger pursuant to Article 5.16, of the Texas Business Corporation Act; and

     RESOLVED FURTHER that on surrender for cancellation to this corporation of each share of Microwave Transmission Systems, Inc. not owned by this corporation, the holder of the share will be entitled to receive $0.48 for each share of common stock of Microwave Transmission Systems, Inc..